787 Seventh Avenue
New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 31, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Utility Trust
(Securities Act File No. 333-203475, Investment Company Act File No. 811-09243)
Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Utility Trust (the “Fund”), please find responses to written comments provided by Alison White of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on May 15, 2015, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

General

(1) Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund acknowledges that the Staff may have additional comments to a pre-effective amendment to the Registration Statement.

(2) Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

July 31, 2015

Response: The Fund has not submitted and does not expect to submit an exemptive application or no-action letter in connection with the Registration Statement.

(3) Comment: Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions described in the Registration Statement.

Response: FINRA has not reviewed, and is not expected to review, the proposed underwriting terms and arrangements of the transactions described in the Registration Statement. The Fund relies on the exemption in FINRA Rule 5110(b)(7)(A), which does not require an issuer to file with FINRA the registration statement and underwriting agreement, among other documents, relating to an offering of the issuer’s securities if the issuer has unsecured, non-convertible, investment-grade preferred shares outstanding.

(4) Comment: As of April 16, 2015, the last reported price of common shares appears to be nearly 25% higher than the fund’s net asset value. If you can, please supplementally explain the reason for this significant premium.

Response: The Fund’s common shares have generally traded at a premium to the Fund’s net asset value since its inception. While the following explanations are speculative, the Fund believes this premium may be the result of a number of factors. First, the Fund’s performance record may be attractive to investors. Since inception, the Fund has typically, though not always, outperformed the S&P 500 Utilities Index and the S&P 500 Index. In addition, while most investors hold shares in street name, the Fund may have a loyal investor base. The Fund was formed through a spin-off of another closed-end registered investment company advised by the Fund’s investment adviser and, at the time of inception, it was one of only a few closed-end funds emphasizing investment in the utilities industry. The Fund has consistently made monthly distributions to investors since inception, although the level of these distributions has changed over time. Finally, the Fund has a dedicated in-house shareholder relations team, unlike many closed-end fund complexes that rely on third parties for these services. The Fund does not attribute the current premium to any one particular factor and acknowledges that there is no guarantee that this premium will be sustainable if market conditions change.

Facing Sheet

(5) Comment: Please include a line item for the subscription rights to purchase common shares and subscription rights to purchase preferred shares in the registration fee table.

Response: The requested change has been made.

(6) Comment: With respect to the Auction Rate Preferred Shares, please include cover page disclosure in bold-faced type to the effect that an investment in the Fund is not suitable for investors who might need access to the money they invest for several years or longer and that the amount of distributions that the Fund may pay, if any, is uncertain.

Securities and Exchange Commission

July 31, 2015

Response: The Fund does not currently intend to engage in an offering of auction rate preferred shares (defined in the Prospectus as “Auction Rate Preferred Shares”). All references to future offerings of Auction Rate Preferred Shares have been removed from the Prospectus.

(7) Comment: Please include the table required by Item 1.g of Form N-2.

Response: The table required by Item 1.g of Form N-2 appears on the cover page of each Prospectus Supplement. The Fund will not have the pricing information required by the table until the Fund conducts an offering. When the Fund commences an offering, the applicable Prospectus Supplement will precede the Base Prospectus in the definitive Prospectus that is delivered in connection with the offering, so that the table required by Item 1.g will appear on the cover page of the Prospectus that investors receive.

Prospectus

Prospectus Summary

(8) Comment: Given that the fund may invest in derivatives and is subject to rule 35d-1, please note that it is the Staff’s position that the 80% test in rule 35d-1 is an asset-based test, not an exposure test, and that all assets, including derivative positions, must be valued on a mark-to-market basis for purposes of calculating compliance with the test.

Response: The Fund is aware of the Staff’s position.

(9) Comment: Please disclose the Fund’s market capitalization policy, if any, for its equity investments.

Response: While the Fund does not have a formal market capitalization policy, the Fund may invest in securities across all market capitalization ranges. Disclosure to this effect has been added to the Prospectus in response to this comment.

(10) Comment: It is unclear why you have removed the section entitled “Special Risks for Holders of Auction Rate Preferred Shares,” that you included in your last reviewed filing. Please advise or revise.

Response: The Fund does not currently intend to engage in an offering of auction rate preferred shares (defined in the Prospectus as “Auction Rate Preferred Shares”). All references to future offerings of Auction Rate Preferred Shares have been removed from the Prospectus and therefore this section also was removed from the Prospectus.

(11) Comment: We are unable to locate the section entitled “Risk Factors and Special Considerations—Note Risk.” Please advise or revise.

Response: The cross-reference has been updated to refer to the correct section of the Prospectus, “Special Risks of Notes to Holders of Common Shares.”

Securities and Exchange Commission

July 31, 2015

(12) Comment: If the Fund may engage in total return swaps, please note that it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also, please be advised that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Fund acknowledges that it must “set aside” (often referred to as “asset segregation”) liquid assets or engage in other measures to “cover” open positions with respect to certain kinds of derivative instruments. The Fund will modify its asset segregation policies in the future if necessary to comply with any changes in the positions from time to time published by the SEC or its Staff regarding asset segregation.

(13) Comment: If the Fund may write credit default swaps, please verify that it will cover the full notional value of the swaps.

Response: The Fund hereby confirms that it does not sell credit default swaps and has no current intention of doing so in the near future. The Fund confirms that in the event it were to sell a credit default swap it would cover the full notional value of the credit default swap.

(14) Comment: The disclosure states that the Investment Adviser’s fee is equal on an annual basis to “1.00% of the Fund’s average weekly net assets.weekly net assets will be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities (such liabilities exclude (i) the aggregate liquidation preference of any outstanding preferred shares and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed or notes issued).” Net assets are assets less liabilities. Net assets are not total assets less liabilities excluding preferred shares and debt. Please use a term other than “net assets” for the advisory fee calculation.

Response: The term “average weekly net assets” corresponds to the term used in the Fund’s investment advisory agreement, which has been in place from the inception of the Fund. We believe the Prospectus disclosure makes clear the basis for the fees paid to the Fund’s investment adviser and describes the compensation clearly and precisely, as required by Section 15(a) of the 1940 Act. We think it would only cause confusion to change the term, as it could suggest that the fee was being changed, and would be inconsistent with the Fund’s investment advisory agreement. Therefore, the Fund respectfully declines to make the requested change.

Summary of Fund Expenses

(15) Comment: Under “Shareholder Transaction Expenses” please remove the phrase “Borne by the Fund” in the “Offering Expenses” and “Preferred Shares Offering Expenses” line items, as the expenses are effectively borne by shareholders. This comment applies to the fee tables in the supplements, as well.

Securities and Exchange Commission

July 31, 2015

Response: The expenses are borne by common shareholders only, not preferred shareholders. The phrase “Borne by the Fund” is intended to indicate this. In light of the Staff’s comment, however, the requested change has been made.

(16) Comment: Given the information in footnote (2) to the table, it is unclear why you have indicated “None” in the line item for Dividend Reinvestment Plan Fees. Please revise or advise. See Instruction 4 to Item 3 of Form N-2. This comment applies to the fee tables in the supplements, as well.

Response: The line item for “Dividend Reinvestment Plan Fees” indicates “None” because there is no fee charged to the Fund’s shareholders in order to participate in the Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan (the “Plan”). The information in footnote 2 refers to fees that are charged only to common shareholders that elect to make cash purchases in accordance with the Plan. These fees are not charged to all participants in the Plan. The Fund has added disclosure to footnote (2) to clarify that the “None” indicated in the line item for “Dividend Reinvestment Plan Fees” refers only to fees charged to participate in the Plan and does not address additional fees charged in connection with cash purchases under the Plan.

(17) Comment: Please consider making the last sentence of footnote 4 (regarding Other Expenses) a separate footnote as the disclosure in that sentence seems unrelated to the rest of the note.

Response: The requested change has been made.

(18) Comment: As the registration statement includes the issuance of promissory notes, please estimate the offering costs of issuing promissory notes (borne by common shareholders) and the interest expense. Please include these amounts in the fee table. (This information should also be included in the fee tables in the prospectus supplements).

Response: The Fund included the costs of issuing $50 million of preferred shares in the fee table, instead of the costs of issuing a portion of the $50 million in preferred shares and a portion of the $50 million in notes because the costs of issuing preferred shares are higher than the costs of issuing notes, and therefore the percentage in the bottom line of the fee table is higher than it would be if part of the $50 million were attributed to the offering costs of notes. As a result, this disclosure has not been changed.

(19) Comment: Please explain the estimate of “other expenses” in the fee table. For the fiscal year ended 12/31/14, other expenses totaled 0.39%. The estimate for other expenses in the fee table is only 0.24%.

Response: The estimate for “Other Expenses” in the fee table is based on Fund expenses as of December 31, 2014, assumes the full issuance of $300 million in securities being registered under the Registration Statement (of which $250 million is attributable to common shares for purposes of the fee table assumptions) and is based on the Fund’s net asset value as of June 30, 2015 plus the $250 million attributable to common shares.

Securities and Exchange Commission

July 31, 2015

Expense Example

(20) Comment: Please explain the expense example calculations. Using the figures in the fee table (both with and without the dividends on preferred shares), we calculate expenses that are higher than the ones shown for all four periods.

Response: In the Shareholder Transaction Expenses section of the fee table, the Offering Expenses (excluding Preferred Share Offering Expenses) are disclosed as a percentage of offering price. As a result, the denominator for that percentage is $250 million, which is the assumed amount of common shares to be offered pursuant to the Registration Statement for purposes of the fee table and expense example calculations. As discussed with the Staff, the inputs for the expense example are all calculated as a percentage of net assets attributable to common shares. Consequently, the denominator used for the expense example calculations is the net asset value of the Fund as of June 30, 2015 plus $250 million. As discussed above, this denominator differs from the denominator used in the fee table for the line related to Offering Expenses (excluding Preferred Share Offering Expenses).

(21) Comment: Please confirm that any expenses associated with selling securities short are reflected in the Other Expenses line item of the fee table.

Response: The Fund confirms that it does not currently make short sales of securities, but if it were to do so it would include any expenses associated therewith in a separate line item in the fee table provided that such expenses are greater than or equal to 0.01% of the Fund’s net assets attributable to common shares.

Special Risks Related to Preferred Securities

(22) Comment: Please clarify this section heading to read “Special Risks Related to Fund Investments in Preferred Securities.”

Response: The requested change has been made.

Interest Rate Transactions

(23)	Comment: Please define “Statement of Preferences” in this section.

Response: The term “Statement of Preferences” has been revised to be lower case throughout the Registration Statement. In each instance, the term is modified so that the term refers to the statement of preferences of a specific series of preferred shares outstanding, each outstanding series of preferred shares, or each future and outstanding series of preferred shares.

Leverage Risk

(24)	Comment: Please describe the risks to holders of Preferred Shares under its own heading.

Response: The requested change has been made.

Securities and Exchange Commission

July 31, 2015

Limitation on Trustees’ and Officers’ Liability

(25) Comment: Please add disclosure to this section which confirms that, in the event of any request to hold harmless or indemnify any person as permitted under §17(h) and (i) of the 1940 Act, including i) where liability has not been adjudicated, ii) where the matter has been settled, or iii) in situations involving an advancement of attorney’s fees or other expenses, the Fund will follow the staff position described in Investment Company Act Release No. 11330 (September 2, 1980).

Response: We do not believe it is necessary to include this disclosure. At the time of any such request, the Fund intends to act in a matter consistent with then-applicable law.

Prospectus Supplements

(26) Comment: The disclosure states that the Series [●] Preferred Shares will rank “pari passu” with the Series A Preferred Shares and Series B Preferred Shares as to the priority of payment of distributions and liquidation preference. Please provide a plain English definition of “pari passu.” This comment applies to the disclosure on page PR-4, as well.

Response: The requested change has been made.

(27) Comment: The fee table in the prospectus supplement for an Issuance of Rights to purchase Common Stock should include the offering costs of a preferred share offering and the dividends paid to preferred shareholders.

Response: The fee table in the form of Prospectus Supplement for an issuance of subscription rights to acquire common shares has been revised to include a line item for “Dividends on Preferred Shares.” The Fund respectfully submits that it is not appropriate to revise this fee table in the form of Prospectus Supplement for an issuance of subscription rights to acquire common shares to include the costs of a preferred share offering. The purpose of the fee table in the Prospectus Supplement is to supplement the fee table in the Base Prospectus (which includes the costs of a preferred share offering) with respect to the costs of a particular offering. Because the Base Prospectus will follow the Prospectus Supplement in a definitive Prospectus related to an offering, investors will see the costs of an offering of preferred shares in the Base Prospectus in addition to the costs specific to a particular issuance of subscription rights to acquire common shares in the Prospectus Supplement.

Part C

(28)	Comment: Please provide the undertaking required by Rule 484 of Regulation C of the Securities Act of 1933.

Response: The requested change has been made.

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Securities and Exchange Commission

July 31, 2015

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Utility Trust
Agnes Mullady, The Gabelli Utility Trust
Andrea Mango, Esq., The Gabelli Utility Trust
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP